FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X           Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 10, 2016 – From Gaming to Grand Designs: ARM Enlighten Technology Expands Into New Markets
2.	Press release dated May 11, 2016 – ARM University Program Introduces New Mobile Gaming Education Kit
3.	Press release dated May 18, 2016 – ARM Drives the Future of Premium Mobile Computing with a Multicore Test Chip based on 10FinFET from TSMC
4.	Press release dated May 18, 2016 – ARM Acquires Apical – a Global Leader in Imaging and Embedded Computer Vision
5.	Press release dated May 30, 2016 – Latest ARM Premium Mobile Technology to Drive Immersive Experiences

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2016

ARM HOLDINGS PLC

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

From Gaming to Grand Designs: ARM Enlighten Technology Expands Into New Markets

10 May 2016

Cambridge, UK, May 10, 2016 – Geomerics, an ARM company, announced today that its Enlighten™ real-time lighting technology, used in major gaming titles such as Star Wars™ Battlefront™, is now being deployed to create virtual show homes for the international property market. It has licensed its technology to Yugen, an Australian company who create architectural visualizations for developers selling properties off plan or for investors who are unable to visit a site. To allow a fully immersive buyer experience, Yugen create 3D virtual models using Unreal® Engine 4 and Enlighten that allow clients to view a property day or night or change any design element in real-time, enabling them to see immediately how each change affects the property’s lighting.

“The biggest challenge in creating life-like 3D visualizations is the time it takes to render out the lighting. The result of changing objects in a scene has historically taken hours to see,” said Jeremy Santi, Director of Yugen. “Enlighten’s real-time feedback allows our environments to become a fully dynamic experience for our clients and significantly reduces the time it takes to produce lighting effects.”

“Enlighten technology will allow Yugen’s customers to experience the feel of a finished property and create full interior designs before any foundations have been laid,” said Chris Porthouse, vice president, gaming middleware, ARM. “It doesn’t matter where they are located in the world, buyers will now be able to see exactly what they are investing in and make subtle changes in real-time until they get exactly what they want. These real-time photorealistic, interactive visualizations can provide huge value for developers, builders and project marketers alike.”

High quality, real-time global illumination – how light interacts with objects in a scene – is critical for digital visualizations. Evermotion, the largest content creator for the architecture visualization space, recently conducted research that illustrates the high demand for this technology in the architectural, engineering and construction sector. In a survey of over 500 customers including architects, architectural visualization artists and designers, it found that over half of respondents saw dynamic global illumination as an important asset for their industry.

“We are seeing increasing demand for architectural visualization scenes made with game technologies. Arch-viz artists value scene interactivity and exploration, while requiring the highest quality photorealistic visuals,” said Pawel Gajlewicz, CEO, Evermotion. “Today, with the latest game engines and dynamic global illumination solutions, the architectural visualization community is getting closer to its final goal - producing outstanding, photorealistic presentations of yet unbuilt spaces.”

Ends

Notes to Editors

See further examples of Geomeric’s Enlighten technology at http://yugen.com.au. For more information about Enlighten, visit www.geomerics.com.

Contacts

Alex Harrod
+44 7795 363057
PR Manager, US and EMEA, ARM
Alexandra.Harrod@arm.com

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Jeremy Santi
Director, Yugen
jeremy.santi@yugen.com.au
http://www.yugen.com.au/

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 80 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About Yugen

Yugen builds interactive 3D spaces for the property industry. We deliver cutting-edge virtual reality experiences for both residential and commercial real estate, supplemented by traditional high-end 3D stills and video fly-throughs. Yugen provides interactive sales tools that allow next generation communication with potential clients. Our dynamic environments are streamed globally online.

Yugen was founded in Melbourne, Australia with the view to servicing the fast growing Asian region. We have an increasingly global footprint and a team that spans Europe, North and South America. For more information and a preview of our interactive spaces please visit http://www.yugen.com.au/

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM is a registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 2

ARM University Program Introduces New Mobile Gaming Education Kit

11 May 2016

Cambridge, UK and Beijing, China, May 11, 2016 - The ARM® University Program is offering a new mobile gaming education kit to address the pressing demand for game technology developers. The kit has been developed collaboratively with two mobile gaming industry leaders, Chukong Technologies and Rockchip to cover key topics including GPU architecture, OpenGL® ES and game development through the use of Cocos2d-x.

"The ARM University Program actively supports curriculum reform and development and we are continuously creating new teaching materials, professional platforms and tools to help our partners respond to an ever-changing industry," said Khaled Benkrid, director of education, worldwide university program, ARM. "The mobile gaming market has enormous potential as many games now use mobile as a primary platform. ARM's new gaming education kit will help propel that growth by enabling students to get early access to industry standard technologies and tools."

The kit is being introduced as a response to significant changes taking place in the game industry. Driven by the increase in mobile gaming and devices with higher performance and lower power consumption, it has become essential for companies to develop their games from a 'mobile first' perspective. Porting PC games to a mobile device will no longer suffice. This transition requires universities to respond quickly by giving young software engineers the skills to meet new industry demand.

The kit has already been adopted by Peking University, Beijing Institute of Technology and Xiamen University and is expected to be rolled out across more universities in the future.

"With gaming development on mobile devices becoming more mainstream, we are facing the challenge of curriculum reform," said professor Qixun Zhang, School of Software and Microelectronics, Peking University. "The mobile gaming teaching materials provided by ARM, Chukong Technologies and Rockchip are essential to this transformation and will help to equip our students with the key techniques required for mobile game development and future innovation."

Rockchip provides the ARM Cortex®-A17 and ARM Mali™-T764 based RK3288 development kit to the program. Chukong Technologies' Cocos2d-x will be used as an example to teach and develop game engine and graphics processing.

"Our mobile game development industry is growing at a colossal rate, so it's imperative that students and developers are exposed to the underlying technologies," said Mr. Zhiyuan Li, CEO of Chukong Technologies. "Chukong's OpenGL ES cross platform open source Cocos2D-x plays a critical role in this kit for game engine design teaching. The students will have access to one of the industry's most widely used development tools, helping them to understand and experience the latest working procedures. As an outcome of their studies, they will be able to realize their own innovative potential."

"Together with Chukong Technologies, Rockchip's RK3288 development kit plays a significant role in the development of the ARM mobile gaming education kit," said Mr. Feng Chen, senior vice president, Rockchip. "RK3288 is based on Mali-T764 GPU, ARM's third-generation Midgard architecture, with AFBC, ASTC and TE technologies and Rockchip's advanced memory compression technology. We believe that RK3288's powerful graphics capabilities will offer the universities a new level of teaching and a learning experience provided with hands-on opportunities of multi-products options."

The mobile gaming education kit has been designed to cover the key topics at the forefront of this area, including 3D modeling, shader programming, sprites texturing and lighting, game design basics such as animation, sound creation, physics and user interaction, as well as virtual reality game design. In addition, all course modules will be accompanied by a hands-on lab experiment project.

To find out more about this initiative along with ARM's comprehensive educational solutions, please visit: www.arm.com/support/university

Ends

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 80 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Cortex and Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 3

ARM Drives the Future of Premium Mobile Computing with a Multicore Test Chip based on 10FinFET from TSMC

18 May 2016

Cambridge, UK, May 18, 2016 – ARM today announced the first multicore, 64-bit ARM®v8-A processor test chip based on TSMC's 10FinFET process technology. Simulation benchmarks show impressive power and efficiency gains relative to TSMC's 16FinFET+ process technology, which is currently used to implement chips powering many of today's leading premium smartphones.

The successful validation of the test chip (tape out completed in Q4 of 2015) is an important milestone in ARM and TSMC's successful ongoing collaboration. The fully validated complete design enablement solution includes IP, EDA tools, design flow and methodology to enable new customer tape-outs on TSMC's most advanced FinFET process. In addition, SoC designers can now use the foundation IP building blocks (standard cell libraries, embedded memories and standard I/Os) to develop the most competitive SoCs for the highest possible performance with lowest power and area.

"Efficiency is a primary guiding principle in SoC design for premium mobile applications due to increasing demands on device performance," said Pete Hutton, executive vice president and president of product groups, ARM. "TSMC's 16FFLL+ process and ARM Cortex® processors have already set new standards for efficiency. Our collaboration with TSMC on 10FinFET ensures SoC-wide efficiency that will allow our silicon partners even greater room to innovate while staying within strict power budgets."

"Our partnership with ARM offers our ecosystem rapid advances in process and IP and accelerates customer product development cycles," said Dr. Cliff Hou, vice president, R&D, TSMC. "Together, we are defining processor technologies that continue to propel the mobile market. Our latest endeavor, enabling ARM processors on TSMC 10FinFET technology, is transformative for the end user experience across premium mobile and a diverse range of consumer electronic goods."

The latest test chip is the result of ARM and TSMC's long-standing commitment to advanced process technologies, building on the initial 10FinFET partnership announced in October 2014. Mutual ARM and TSMC silicon partners have also benefitted from early access to ARM Artisan® physical IP and 16nm FinFET+ tape-outs of the ARM Cortex-A72 processor, the high-performance processor powering many of today's best-selling primary compute devices.

Ends

More about the ARM and TSMC Collaboration

•	ARM and TSMC Announce Multi-Year Agreement to Collaborate on 7nm FinFET Process Technology for High-Performance Compute (March 2016)

•	ARM and TSMC Unveil Roadmap for 64-bit ARM-based Processors on 10FinFET Process Technology (October 2014)

•	TSMC and ARM set new Benchmarks for Performance and Power Efficiency with First Announced FinFET Silicon with 64-bit ARM big.LITTLE Technology (September 2014)

•	ARM and TSMC Tape Out First ARM Cortex-A57 Processor (April 2013)

Contacts
Phil Hughes
Director of Product PR & Analyst Relations, ARM
+512-694-7382
phil.hughes@arm.com

About ARM
ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 80 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, Artisan and Cortex are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 4

ARM Acquires Apical - a Global Leader in Imaging and Embedded Computer Vision

18 May 2016

Highlights:

•	ARM has acquired the entire share capital of Apical Limited ("Apical"), a global leader in imaging and embedded computer vision intellectual property (IP) products

•	The acquisition accelerates the ARM ecosystem's growth into new markets such as connected vehicles, robotics, smart cities, security systems, industrial/retail applications and Internet of Things devices

•	Apical technology extends ARM's product portfolio in existing markets such as smartphones and cameras.

Cambridge, UK, May 18, 2016 - ARM has acquired Apical, a global leader in imaging and embedded computer vision technology that will allow next generation devices to understand and act intelligently on information from their environment. Apical is one of the UK's fastest-growing technology companies* and its advanced imaging products are used in more than 1.5 billion smartphones and approximately 300 million other consumer/industrial devices including IP cameras, digital stills cameras and tablets.

The acquisition, closed** for a cash consideration of $350 million, supports ARM's long term growth strategy by enabling new imaging products for next generation vehicles, security systems, robotics, mobile and any consumer, smart building, industrial or retail application where intelligent image processing is needed. Apical's technology will complement the ARM® Mali™ graphics, display and video processor roadmap with products including:

Spirit™: A power-efficient computer vision technology, Spirit gives ARM and its partners the ability to address opportunities anywhere that advanced image computing can deliver innovation. It comprises dedicated silicon IP blocks that deliver an on-chip computer vision capability by converting raw sensor data or video into a machine-readable representation of an image.

Assertive Display®: Based on more than a decade's research into human vision, Assertive Display enables screens to adapt to changes in light by overcoming brightness limitations while reducing power consumption.

Assertive Camera™: Configured as a range of image signal processors (ISPs) and software packages, Assertive Camera delivers advances in performance including high dynamic range, noise reduction and color management.

"Computer vision is in the early stages of development and the world of devices powered by this exciting technology can only grow from here," said Simon Segars, CEO, ARM. "Apical is at the forefront of embedded computer vision technology, building on its leadership in imaging products that already enable intelligent devices to deliver amazing new user experiences. The ARM partnership is solving the technical challenges of next generation products such as driverless cars and sophisticated security systems. These solutions rely on the creation of dedicated image computing solutions and Apical's technologies will play a crucial role in their delivery."

Apical is a highly successful imaging technology IP business founded in 2002 that employs approximately 100 people, mainly at a research and development centre in Loughborough, UK. Its technology has shipped in more than 1.5 billion smartphones, including top-selling premium handsets.

"Apical has led the way with new imaging technologies based on extensive research into human vision and visual processing," said Michael Tusch, CEO and founder, Apical. "The products developed by Apical already enable cameras to understand their environment and to act on the most relevant information by employing intelligent processing. These technologies will advance as part of ARM, driving value for its partners as they push deeper into markets where visual computing will deliver a transformation in device capabilities and the way humans interact with machines."

ARM evolved from the need to bring flexible and energy-efficient processing to a range of applications. Some 25 years and more than 86 billion ARM-based silicon chips later, the company's technology now reaches 80 per cent of the global population. Alongside its ARM Cortex® processors, ARM licenses Mali graphics, video and display processors. In 2015 Mali graphics processors became the world's most shipped IP graphics core.

*The Sunday Times' Tech Track 100 fastest-growing UK technology companies 2015.

**The acquisition closed on 17 May, 2016.

For more information on Apical: http://www.apical.co.uk/

Ends

Multimedia Downloads:

Available from alexandra.harrod@arm.com

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of PR, US & EMEA, ARM
andy.winstanley@arm.com

Sarah West/Ambre Tanty-Lamothe
+44 207 404 5959
Brunswick

Ian Thornton/Phil Sparks
+44 1223 400400
ARM Investor Relations

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the World's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

Item 5

Latest ARM Premium Mobile Technology to Drive Immersive Experiences

30 May 2016

•	ARM premium IP will redefine virtual reality (VR) and augmented reality (AR) experiences on 2017 flagship mobile devices

•	The ARM® Mali™-G71 graphics processor offers advanced efficiency and performance gains from the new Bifrost architecture

•	The ARM Cortex®-A73 addresses the most demanding use cases with impressive increases in sustained performance and efficiency

•	Products are optimized for the latest 10nm FinFET process technology.

Cambridge, UK, May 30, 2016 - ARM has announced a suite of premium mobile processor technologies to redefine flagship devices from 2017. The ARM Cortex-A73 processor and the ARM Mali-G71 graphics processor offer sustained performance and efficiency gains that will lead to new products with enhanced contextual and visual capabilities. This will allow devices to run high resolution content for longer periods while staying within strict mobile power budgets.

"The smartphone is the world's most ubiquitous compute device, offering experiences that improve with each new product generation," said Pete Hutton, executive vice president and president, product groups, ARM. "In 2017, we will see devices with the Cortex-A73 and Mali-G71 processors that stand out thanks to their impressive and sustained performance, and even more stunning visuals. This technology can make engaging with 4K video, virtual reality and augmented reality an everyday experience on a mobile device."

Mali-G71: A Step Change in ARM Mali GPU Performance

The Mali-G71 graphics processor unit (GPU) increases the momentum for ARM Mali products, now the industry's number one shipping graphics processor technology. The new core enables a 50 percent increase in graphics performance, a 20 percent increase in power-efficiency and 40 percent more performance per mm2.

The Mali-G71 scales efficiently up to 32 shader cores, twice as many as the previous generation premium IP GPU – the Mali-T880. The uplift means the Mali-G71 surpasses the performance of many discrete GPUs found in today's mid-range laptops. The product is also fully coherent, helping to simplify software development and efficiency. It is ideally suited to power immersive VR and AR experiences on mobile devices and leading silicon providers including HiSilicon, MediaTek and Samsung Electronics have already taken licenses.

Bifrost, the third-generation ARM GPU architecture, is the foundation of the Mali-G71. The architecture is optimized for Vulkan and other industry-standard APIs, building on innovations from the previous Utgard and Midgard architectures.

"VR is one of the most important technological breakthroughs for the gaming industry in a generation," said Niklas Smedberg, technical director, platform partnerships, Epic Games. "The ability to deliver a compelling VR experience on all platforms, but especially mobile, is critical for the industry's continued growth and advancement. To enable a great mobile VR experience, devices need to be the highest performing and most energy efficient available."

"It's basic math - the sheer number of smartphones in the world is already double PCs and rising, which makes it the single most important device for accelerating VR gaming adoption," said Clive Downie, CMO Unity Technologies. "ARM is making smart investments that move the mobile VR and AR ecosystems forward. By creating more efficient and powerful technology solutions for mobile they are helping push the boundaries of what is possible in the virtual world and everyone will benefit."

Cortex-A73: More Efficiency and Performance for Mobile SoCs

At under 0.65mm2 per core (on a 10nm FinFET process technology) the Cortex-A73 is the smallest and most efficient 'big' ARMv8-A core. Its advanced mobile microarchitecture enables a 30 percent uplift in sustained performance and power efficiency over the Cortex-A72.

Size and efficiency improvements enhance the ability of silicon providers to use the Cortex-A73 in ARM big.LITTLE™ configurations. These improvements create further opportunities for designers to scale big cores along with the GPU and other IP in a single SoC. Ten partners have licensed the Cortex-A73 so far, including HiSilicon, Marvell and Mediatek.

"In order to deliver more quality and excellent smartphone experiences to consumers, Huawei will continue enhancing the integrated performance of our premium smartphones," said Kevin Ho, President, handset business, Huawei consumer business group. "The system-level approach that ARM takes in developing its IP is a vital element in ensuring our design teams are able to maximize efficiency and performance across the entire device."

In addition to smartphones, ARM's latest premium IP suite offers the increased performance density and throughput required for other consumer electronics applications such as large-screen compute devices, industrial gateways, in vehicle infotainment and smart TVs.

Supporting Partner Quotes:

HiSilicon

"The complexity of delivering greater performance and higher efficiency in lockstep requires HiSilicon to take the most comprehensive possible approach to SoC design," said Daniel

Diao, deputy general manager of the Turing processor business unit at HiSilicon. "Knowing that ARM validates all of its CPU, GPU and CCI interconnect IP to work better together in a cache-coherent system creates opportunities for our teams to accelerate design cycles and address the most compute-intensive applications."

Marvell

"Marvell is an industry leader in providing ARM-based SoCs with breakthrough features and functionality. The new Cortex-A73 allows us to continue to offer our customers best-in-class solutions that set a new standard for power and performance," said Mark Montierth, vice president of custom and computing solutions, Marvell Semiconductor, Inc. "The Cortex-A73 provides a high-performance, power-efficient processor for Marvell's MoChi™ Application Processor offering."

MediaTek

"MediaTek customers are building premium experience devices with more demands on power and performance than ever before," said Rolly Chang, corporate vice president and general manager of wireless communication business unit at MediaTek. "Partnering with ARM ensures our SoC designs deliver uncompromised premium experiences in next-generation mobile devices."

Samsung Electronics

"Next-generation premium experiences will be defined by pushing the boundaries of what's possible with mobile VR and AR," said Jae Cheol Son, senior vice president, processor development team, Samsung Electronics. "A scalable GPU like the Mali-G71 will help Samsung design teams address increasingly complex mobile VR and AR use cases."

Ends

Contacts

Andy Winstanley
+44 7788 249712
Director of PR, US and EMEA, ARM
andy.winstanley@arm.com

Notes to Editors:

The Smartphone Challenge: 2017

The challenge for device makers is to build slimmer devices with razor-thin bezels, higher screen resolutions and longer battery life. These design choices drive constant innovation in the size, performance and efficiency of device processing technology. The challenge intensifies with the proliferation of mobile VR, AR, 4K120 video, hi-fi quality audio and multiple cameras. Advanced modem technologies provide higher-bandwidth communications but also elevate the need for efficiency as tight mobile thermal budgets must be met.

Compatibiliy with new ARM Imaging and Vision Technologies

Mali-G71 and Cortex-A73 are fully compatible with ARM's recently acquired Assertive Camera™, Assertive Display® and Spirit™ imaging technology which further enhances the user experience for mobile VR/AR applications.

Pervasive SoC Security and Efficiency

Security is a critical ingredient in today's smartphones as devices often hold highly sensitive and valuable data. ARM TrustZone® forms the secure foundation for billions of devices, providing a root of trust for ARM premium IP that enables banking-class security across the SoC.

Delivering system-wide efficiency and performance is a key design priority as SoC complexity increases to meet new application demands. Optimized for the latest 10nm FinFET process technology, ARM premium IP blocks are designed to deliver across the board efficiency and performance gains, with ongoing enhancements to power management and system IP.

Providing full coherency across the SoC, the recently announced CoreLink CCI-550 enables the acceleration of GPU compute and increases the efficiency of big.LITTLE technology. Energy Aware Scheduling (EAS) delivers more control and flexibility in how the OS manages power and performance across the entire system. Read this new blog on why the memory system is key to the user experience.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 86 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, CoreLink, Cortex, Mali and TrustZone are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.